FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

PE

For the period from July 24, 2002 to August 27, 2002

Metallica Resources Inc.

(Translation of registrant's name into English)

36 Toronto Street, Suite 1000
Toronto, Ontario M5C 2C5 Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

METALLICA RESOURCES INC.

By: ______________________

Name: Bradley J. Blacketor
Title: Chief Financial Officer

Dated: August 27, 2002

The following attached documents are filed under this Form 6-K:

Exhibit A:	Metallica Resources Inc. 2nd Quarter Report to Shareholders
Exhibit B:	Certification Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit B

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Report of Metallica Resources Inc. (the "Corporation") on Form 6-K as furnished to the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers of the Corporation does hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

Dated: August 27, 2002

Richard J. Hall,
President and Chief Executive Officer
(Principal Executive Officer)

Dated: August 27, 2002

Bradley J. Blacketor,
Chief Financial Officer and Secretary
(Principal Financial and Accounting Officer)

Exhibit A

REPORT TO SHAREHOLDERS
Second Quarter 2002

(all amounts in US$ unless otherwise noted)

Significant events during the second quarter of 2002:

- Noranda's 2002 drilling program is expected to increase the inferred resource at the La Fortuna area.
- Exploration drilling commences at the MIMK project *Los Colorados property.*
- Cdn$7 million raised in equity financing.

CHILE
El Morro Project (100%)

In September 1999 Noranda entered into a joint venture to earn a 70% interest in Metallica's El Morro copper-gold porphyry project. The El Morro project, consisting of the La Fortuna, El Morro and El Negro areas, is located along one of the most prolific copper belts in Chile. In order to earn its 70% interest in the project, Noranda was required to make a $1 million private placement in Metallica, which was completed in October 2001. Noranda must also make a cash payment to Metallica of $10 million and complete work commitments totaling $10 million prior to September 2005. Noranda must also complete a bankable feasibility study by September 2007. Once Noranda has earned its 70% share, Metallica has a one-time election to have Noranda provide 70% of Metallica's 30% share of the development costs at Noranda's cost of financing plus one percent. This will result in Noranda providing 91% of the capital necessary to develop the project.

Noranda's 2002 drilling program at the El Morro project consisted of 40 drill holes totaling 15,338 meters that includes 19 core holes totaling 8,966 meters and 21 reverse circulation rotary holes totaling 6,372 meters. One core hole, DDHF-39 drilled at the La Fortuna area, contained mineralization averaging 0.65% copper and 0.53 g/t gold over its entire 970-meter vertical depth. This hole extends 400 meters below the existing resource model at the La Fortuna area. The La Fortuna area is the location of an inferred resource of 410 million tonnes grading 0.61% copper and 0.56 grams of gold per tonne, equating to approximately 5.5 billion pounds of copper and 7.4 million ounces of gold, at a cutoff grade of 0.4% copper. The following table summarizes the results of DDHF-39:

From (m)	To (m)	Length (m)	Cu (%)	Au (g/t)	Comments
0	970	970	0.65	0.53	Entire hole
0	20	20	0.10	0.48	Leached zone
20	62	42	1.23	0.56	Secondary zone
62	812	750	0.68	0.56	Primary zone
812	970	158	0.40	0.36	Primary zone

Noranda's 2002 drilling program has expanded the La Fortuna resource area to the north and at depth, as well as extending the secondary copper blanket to the north and northwest of the 600 by 800-meter high-grade zone. The secondary copper blanket has been extended over an area of approximately one kilometer in length, between 300 and 600 meters in width and a thickness of approximately 50 meters.

Noranda is updating its inferred resource model for the La Fortuna area based on the results from its 2002 drilling program. The updated resource estimate will be released later this year.

Metallica continues to be impressed by the results of Noranda's most recent drilling program and encourages you to review Metallica's recent press releases for detailed drilling results and drill hole location maps at its website www.metal-res.com.

MEXICO
Cerro San Pedro Project (50%)

The Cerro San Pedro gold-silver heap leach project is owned and operated by Metallica's 50% owned Mexican affiliate, Minera San Xavier S.A. de C.V. ("MSX"). Glamis Gold Ltd is the project manager and owner of the remaining 50% interest in MSX. Glamis also has the obligation to provide the financing necessary to construct the project.

MSX received the final amendment to the Mexican Federal Manifestacion de Impacto Ambiental ("MIA") in April 2002. The MIA permit amendment was required due to Glamis and Metallica's adoption of a run-of-mine development plan for the Cerro San Pedro project. All required federal and state mining permit amendments for the Cerro San Pedro project have now been received.

EXPLORATION

Metallica's 100% owned MIMK project in Chile consists of six copper-gold porphyry exploration properties. The properties were located using satellite imaging to identify characteristics similar to those found at the El Morro project. All of the MIMK claim blocks are located in a general area that extends approximately 60 kilometers west and 100 kilometers to the south of the El Morro project.

One of the MIMK properties, Los Colorados, was previously tested by a major company and has an estimated resource of approximately 100 million tonnes grading 0.5% copper. Since acquiring the Los Colorados property, Metallica has performed field mapping, alteration studies, geochemical sampling, and has recently completed a 25 line-kilometer Induced Polarization Study ("IP") survey. The IP survey confirmed the presence of a strong IP anomaly over an area approximately four kilometers long by one and one-half kilometers wide. Based on these encouraging results, Metallica commenced a 1,500-meter drilling program at the Los Colorados property in June 2002. The objective of the drilling program is to confirm potential extensions to a previously identified secondary copper enrichment blanket, as well as evaluate the potential for primary copper-gold mineralization at depth. The Los Colorados property covers 3,200 hectares.

Three of the remaining MIMK properties have been targeted for additional fieldwork during the remainder of 2002 to include mapping, sampling and reconnaissance drilling.

Metallica continues to aggressively pursue new projects and growth opportunities for the Company.

On April 16, 2002 Metallica issued 3.9 million shares pursuant to a private placement at a price of Cdn$1.80 per share for gross proceeds of Cdn$7.0 million. Each common share includes a one-half common share purchase warrant. Each whole common share purchase warrant is exercisable at a price of Cdn$2.00 per share for a period of one year.

On behalf of the Board of Directors,

[signature]

Richard J. Hall
President and Chief Executive Officer
August 26, 2002

METALLICA RESOURCES INC.
(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

U.S. Dollars	June 30, 2002 *(unaudited)*	December 31, 2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 5,550,804	$ 2,562,101
Value-added tax and other current assets	233,750	220,064
	5,784,554	2,782,165
Mineral properties and deferred exploration expenditures *(Note 3)*	12,150,365	11,786,622
Fixed assets, net	96,665	93,436
Other assets	106,224	106,633
Total assets	$ 18,137,808	$ 14,768,856
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 236,168	$ 289,577
Provision for reclamation costs	25,000	25,000
Current portion of long-term debt	100,000	150,050
	361,168	464,627
Shareholders' equity:		
Share capital *(Note 4)* 32,437,803 common shares issued (2001: 28,472,978)	43,066,729	38,964,222
Deficit	(25,290,089)	(24,659,993)
	17,776,640	14,304,229
Total liabilities and shareholders' equity	$ 18,137,808	$ 14,768,856

The accompanying notes are an integral part of these interim consolidated financial statements.

Metallica Resources Inc.
℅ Metallica Management Inc.
3979 East Arapahoe Road, Suite 100, Littleton, Colorado 80122 USA
Telephone: (303) 796-0229; Facsimile: (303) 796-0265
Toll Free: 1-888-933-0313 (Canada and USA)
E-mail: metallica@metal-res.com; website: www.metal-res.com
Share Listings: TSX: MR; OTC BB: METLF

Metallica Resources Inc.
℅ Metallica Management Inc.
3979 East Arapahoe Road, Suite 100,
Littleton, Colorado 80122 USA

METALLICA RESOURCES INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(unaudited)	Three Months Ended June 30,		Six Months Ended June 30,	
U.S. Dollars	2002	2001	2002	2001
Interest income	$ 19,498	$ 17,710	$ 27,004	$ 47,171
General and administrative expense	397,200	216,307	570,541	376,870
Exploration expense	47,088	43,577	81,559	93,261
Loss before income taxes	(424,790)	(242,174)	(625,096)	(422,960)
Income tax provision	2,600	2,100	5,000	5,200
Loss for the period	(427,390)	(244,274)	(630,096)	(428,160)
Deficit, beginning of period	(24,862,699)	(21,017,853)	(24,659,993)	(20,833,967)
Deficit, end of period	$ (25,290,089)	$ (21,262,127)	$ (25,290,089)	$ (21,262,127)
Loss per share	$ (0.01)	$ (0.01)	$ (0.02)	$ (0.02)
Weighted average number of common shares outstanding	31,748,069	27,083,677	30,130,637	27,080,695

The accompanying notes are an integral part of these interim consolidated financial statements.

METALLICA RESOURCES INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)	Three Months Ended June 30,		Six Months Ended June 30,	
U.S. Dollars	2002	2001	2002	2001
CASH FLOWS FROM OPERATING ACTIVITES				
Loss for the period	$ (427,390)	$ (244,274)	$ (630,096)	$ (428,160)
Non-cash items:				
Depreciation and amortization	1,958	1,421	3,414	2,784
Cash provided by (used for) working capital and other assets:				
Value-added tax and other current assets	(12,007)	(20,592)	(13,686)	49,883
Accounts payable and accrued liabilities	56,559	(1,223)	(13,931)	(109,685)
Other assets	409	75	409	76,438
	(380,471)	(264,593)	(653,890)	(458,740)
CASH FLOWS FROM INVESTING ACTIVITES				
Mineral properties and deferred exploration expenditures	(151,735)	(238,754)	(382,855)	(512,009)
Fixed asset (disposals) acquisitions	(10,363)	5,075	(13,658)	12,785
	(162,098)	(233,679)	(396,513)	(499,224)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2002	2001	2002	2001
CASH FLOWS FROM FINANCING ACTIVITES				
Contributions to joint venture by joint venture partner	–	–	–	977,788
Common shares issued for cash, net of issue costs	4,062,356	–	4,062,356	–
Proceeds from exercise of stock options	–	–	26,800	–
Repayment of long-term debt	(50,050)	(25,000)	(50,050)	(75,050)
	4,012,306	(25,000)	4,039,106	902,738
Increase (decrease) in cash and cash equivalents	3,469,737	(523,272)	2,988,703	(55,226)
Cash and cash equivalents, beginning of period	2,081,067	2,807,754	2,562,101	2,339,708
Cash and cash equivalents, end of period	$ 5,550,804	$ 2,284,482	$ 5,550,804	$ 2,284,482
CASH AND CASH EQUIVALENTS CONSIST OF:				
Cash on hand and balances with banks	$ 189,446	$ 127,567	$ 189,446	$ 127,567
Short-term investments	$ 5,361,358	$ 2,156,915	$ 5,361,358	$ 2,156,915
NON-CASH FINANCING AND OPERATING ACTIVITIES:				
Settlement of retirement plan obligation with common shares	$ 4,177	$ –	$ 13,351	$ –

The accompanying notes are an integral part of these interim consolidated financial statements.

METALLICA RESOURCES INC.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation

The interim consolidated financial statements of Metallica Resources Inc. (the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2001. The interim consolidated financial statements do not conform in all respects with the requirements of annual financial statements and should be read in conjunction with *the Company's consolidated financial statements* for the year ended December 31, 2001.

2. Segment Information

The Company's operations are limited to a single industry segment being the acquisition, exploration and development of mineral properties.

3. Mineral Properties and Deferred Exploration Expenditures

	Cerro San Pedro, Mexico	El Morro, Chile	MIMK, Chile	Total
Balance at January 1, 2002	$ 10,664,140	$ 957,452	$ 165,030	$ 11,786,622
Deferred exploration expenditures	188,997	42,852	131,894	363,743
Balance at June 30, 2002	$ 10,853,137	$ 1,000,304	$ 296,924	$ 12,150,365

4. Share Capital

Common shares issued and outstanding

	Shares	Amount
Balance at January 1, 2002	28,472,978	$ 38,964,272
Shares issued in private placement	3,900,000	4,062,356
Exercise of stock options	50,000	26,800
Shares issued for retirement plan	14,825	13,351
Balance at June 30, 2002	32,437,803	$ 43,066,779

In April 2002 the Company sold 3.9 million common shares pursuant to a private placement at a price of Cdn$1.80 per share. Each common share includes a one-half common share purchase warrant exercisable at a price of Cdn$2.00 for a period of one year.

Share options

In January 2002 the Company granted 87,500 employee share options at an exercise price of $1.39 per share. Total share options issued and outstanding as of June 30, 2002 total 2,007,083, with exercise prices ranging from Cdn$0.45 to Cdn$2.24 per share.

Effective January 1, 2002 the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants for stock-based compensation. The Company has elected to follow the intrinsic value method of accounting for options granted to employees and directors. Under this method, no compensation expense is recorded if the exercise price of the share options were granted at market. If the Company had followed the fair value method of accounting, the Company would have recorded additional compensation expense totaling $6,388 and $12,776 for the three month and six month periods ended June 30, 2002, respectively. The pro forma effect on loss for the period, and basic and diluted loss per share, for the three month and six month periods ended June 30, 2002 had the Company followed the fair value method of accounting for stock-based compensation is as follows:

	Three Months Ended June 30,	Six Months Ended June 30,
Loss for the period	$ 427,390	$ 630,096
Compensation expense	6,388	12,776
Pro forma loss for the period	$ 433,778	$ 642,872
Basic and diluted loss per share:		
As reported	$ 0.01	$ 0.02
Pro forma	$ 0.01	$ 0.02

The fair value of share options used to calculate compensation expense has been estimated using the Black-Scholes Option Pricing Model with the following assumptions:

Risk-Free interest rate	4.5%
Expected dividend yield	–
Expected stock price volatility	40%
Expected option life in years	5

This and other option pricing models require the input of highly subjective assumptions that can materially affect the fair value estimate, and therefore do not necessarily provide a single measure of the fair value of the Company's share options.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Results of Operations

The Company reported a loss for the period of $427,390 ($0.01 per share) for the three months ended June 30, 2002 as compared to a loss of $244,274 ($0.01 per share) for the same period last year. The increase in loss of $183,116 for the three months ended June 30, 2002 is primarily attributable to an increase in general and administrative expenses in the current period of $180,893 resulting from payment of management incentive bonuses of $165,100 versus nil bonuses in the preceding period.

The loss for the six months ended June 30, 2002 was $630,096 ($0.02 per share) compared with a loss of $428,160 ($0.02 per share) for the same *period last year. The increase in loss of $201,936 for the six months ended* June 30, 2002 is primarily attributable to an increase in general and administrative expenses of $193,671 in the current period due to payment of management incentive bonuses of $165,100 versus nil bonuses in the preceding period.

Liquidity and Capital Resources

The Company had an increase in cash and cash equivalents of $3,469,737 for the three months ended June 30, 2002, compared to a decrease in cash and cash equivalents of $523,272 for the three months ended June 30, 2001. The $3,993,009 increase in cash flow is primarily due to $4,062,356 of net proceeds from a private placement in the current period as compared to nil private placement proceeds in the preceding period.

Cash and cash equivalents *for the six months ended June 30, 2002 increased* by $2,988,703 as compared to a decrease in cash and cash equivalents of $55,226 for the six months ended June 30, 2001. The $3,043,929 increase in cash flow results primarily from $4,062,356 of private placement proceeds in the current period as compared to nil private placement proceeds in the preceding period, which is partially offset by $977,788 of contributions to joint venture by joint venture partner during the six months ended June 30, 2001 versus nil joint venture contributions in the current period.

The cost of mineral property interests and related exploration costs is capitalized until commercial production is established, the property is disposed of through sale or otherwise, or management believes that the recoverable value has declined. Expenditures related to grass roots exploration are expensed as incurred.

The Company capitalized mineral property and deferred exploration expenditures totaling $168,736 and $238,754 during the three months ended June 30, 2002 and 2001, respectively. For the three months ended June 30, 2002, $16,428 was capitalized on the El Morro project, $81,839 was capitalized on the MIMK project and $70,469 was capitalized on the Cerro San Pedro project. For the three months ended June 30, 2001, $57,310 was capitalized on the Mara Rosa project, $9,601 was capitalized on the MIMK project and $171,843 was capitalized on the Cerro San Pedro project. The carrying value of the Mara Rosa project was written off at December 31, 2001.

The Company capitalized mineral property and deferred exploration expenditures totaling $363,743 and $512,009 for the six months ended June 30, 2002 and 2001, respectively. For the six months ended June 30, 2002, $42,852 was capitalized on the El Morro project, $131,894 was capitalized on the MIMK project and $188,997 was capitalized on the Cerro San Pedro project. For the six months ended June 30, 2001, $99,281 was capitalized on the Mara Rosa project, $29,138 was capitalized on the MIMK project and $383,590 was capitalized on the Cerro San Pedro project.

Metallica had cash and cash equivalents totaling $5,550,804 at June 30, 2002.



second quarter

report

Q2

Metallica Resources Inc.

June 30, 2002